SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco organizes itself for the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 22 November 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 22 November 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary

Press Release

Adecco organizes itself for the future

Klaus J. Jacobs becomes Chairman & CEO

Jürgen Dormann appointed Vice Chairman

Chéserex, Switzerland – November 22, 2005: The Adecco Group, the worldwide leader in Human Resource services, announced today the appointment of Klaus J. Jacobs as Chairman and Chief Executive Officer (CEO) of Adecco Group. As Group CEO, he replaces Jérôme Caille, who has resigned with immediate effect. Also with immediate effect, Jürgen Dormann, member of the Board of Directors, has been appointed Vice Chairman of the Company. Philippe Foriel-Destezet resigned as Co-Chairman of Adecco, but continues as member of the Board of Directors.

These changes have been decided by Adecco’s Board of Directors in a meeting held in Zurich on November 21st.

The Board of Directors specifically expressed its thanks to Philippe Foriel-Destezet and to Jérôme Caille. Philippe Foriel-Destezet has contributed immensely as co-founder, member of the Board and Co-Chairman of the Company. Jérôme Caille, who started his career with the Company in 1991 as branch manager and became Managing Director of Adecco Italy in 1997, has been key in making Adecco the indisputable leader in the Spanish and Italian markets. As Group CEO, Jérôme Caille successfully developed Adecco into the global leader of its industry, significantly increasing the Company’s profits over the last years. Jérôme Caille will remain available for the Company to give his support on the transition.

The Board empowered Klaus J. Jacobs to propose a new CEO to the Board in due time, in order to accelerate Adecco’s strategy to expand into Professional Staffing and HR Services segments.

In addition, the Company announced that it has been notified of a private transaction by which Jacobs Holding AG and members of the Jacobs family, including Klaus J. Jacobs, have agreed to acquire 12 million shares of Adecco SA from AKILA Finance, an entity controlled by Philippe Foriel-Destezet, and in a second step, they will acquire an additional 12 million shares of Adecco SA from AKILA Finance at a later stage. These transactions are subject to regulatory approval.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925